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Silicon Valley Group, Inc.         INFORMATION SHEET
101 Metro Drive, Suite 400 / San Jose, CA 95110
Phone: 408-441-6700 /  Fax: 408-467-5955


CORPORATE PROFILE: SVG is a leading multi-product manufacturer of automated wafer processing equipment for the worldwide semiconductor industry. The company designs, manufactures, and markets technically sophisticated equipment used in the primary stages of semiconductor manufacturing. SVG's products include photoresist processing equipment; oxidation, diffusion, atmospheric and low-pressure chemical vapor deposition processing systems; photolithography exposure tools that use step-and-scan technology; and precision optical components and systems. The company's World Wide Web address is: http://www.svg.com


FOUNDED: 1977
PUBLICLY HELD SINCE:
      February 1983
TRADED: NASDAQ
SYMBOL: SVGI
12 MONTH PRICE RANGE:
     $9.37 - $33.75
SHARES OUTSTANDING:
       (As of 6/30/00)
       33,920,882

RESEARCH COVERAGE:

Bear Stearns
Credit Suisse First Boston
Donaldson Lufkin & Jenrette
Lehman Brothers
Morgan Stanley Dean Witter
SG Cowen

IR CONTACT:
Nancy Szymanski
408-467-5870
Email: szymansn@svg.com


OUR PRODUCTS

0 LITHOGRAPHY - SVG Lithography's DUV Step-and-Scan Systems are used in the photolithography step of the fabrication process where the integrated circuit patterns are projected through masks (or reticles) onto silicon wafers.

0 TRACK - Track System's photoresist processing equipment performs all the steps necessary to process semiconductor wafers prior to photolithographic exposure including cleaning, adhesion promotion and photoresist coating; and after exposure, perform all the steps necessary to treat wafers including developing and baking.

0 THERMAL PROCESSING- Thermal Systems products are used to grow insulating layers on wafers, diffuse dopants into the silicon structure and deposit insulating or conducting films on the wafer surface.

HIGHLIGHTS

o SVG books $100 million order for high NA 193 nm lithography systems. (December 1999)

o   Samsung selects SVG's very high NA ArF lithography tool. (February 2000)

o   SVG sells world's first 193 nm photolithography cluster system. (March 2000)

o SVG Addresses customer performance and productivity needs with next generation 200/300 mm lithography platform. (May 2000)

o   Samsung selects SVG's ProCell for next-generation product development. (May
    2000)

o   SVG ships first APNext CVD System to major foundry in Taiwan. (May 2000)

o   SVG Receives 193 nm lithography order from Cypress Semiconductor. (July
    2000)

o SVG strengthens lithography portfolio with two new high performance, high throughput Micrascan products. (July 2000)

o SVG Rolls Out Xcelerate - the industry's first single wafer furnace to target next generation chip manufacturing. (July 2000)

o   SVG ships first single wafer furnace to Japan. (July 2000)

o   SVG's customer service wins VLSI Research's 10 Best Award. (July 2000)

o   Silicon Valley Group adds a new DRAM customer. (August 2000)

MANAGEMENT TEAM

Papken Der Torossian, Chairman & CEO
William Hightower, President & COO
Russell Weinstock, Vice President & CFO
Steven Jensen, Vice President, Worldwide Sales & Marketing John Shamaly, Vice President & President, Lithography Systems Boris Lipkin, Vice President & President, Track Systems Jeffrey Kowalski, Vice President & President, Thermal Systems Robert Aronno, President, SVG Tinsley
Larry Oh, Vice President of Quality and Productivity

FINANCIALS
STATEMENT OF OPERATIONS (in thousands, except for per share amounts)

Selected Financial Data

                                                        Years ended
                                                       September 30

                         AS OF 6/30/00      1999            1998            1997           1996
                         -------------   ---------       ---------       ---------      ---------
Net Sales                   602,405      $ 473,690       $ 608,625       $ 614,226      $ 657,337
Net Income                   30,960        (25,456)        (13,577)          2,592         64,099
Net Income/share (diluted)     0.87          (0.77)           (.42)            .08           2.09

BALANCE SHEET
Working Capital             430,511        382,155         371,960         420,486        466,637
Total Assets                838,222        754,773         730,590         756,017        744,257
Shareholders' Equity        599,996        557,537         561,530         573,110        551,242

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                                    OVERVIEW

ASML announced today that they have signed a definitive merger agreement, under which ASML will acquire SVG.

The respective boards of each company have unanimously approved the transaction.

Under the terms of the merger agreement, SVG will become a wholly owned subsidiary of ASML with its full product portfolio and manufacturing facilities operating under the ASML corporate umbrella.


                                                          [SILICON VALLEY GROUP]



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By teaming with ASML, SVG will increase its volume production, further improve its manufacturing expertise, augment its economy of scale, gain access to ASML's broad customer base, and expand its Track and Thermal Divisions.

The combination creates the number one provider of Lithography equipment to the semiconductor industry in the world. It also extends ASML's product offerings to include SVG's rapidly growing photoresist Track and Thermal product lines.


                                                          [SILICON VALLEY GROUP]



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"Our success to date has been driven by ASML's talented people worldwide. One of the key rationales for this transaction is to blend SVG's exceptional intellectual property, as well as its technical expertise and professional experience, with ours. We look forward to working with SVG's management and employees to assure a smooth and seamless transition into one strong, global company."

                                        Doug Dunn
                                        CEO & President, ASML, B.V.


                                                          [SILICON VALLEY GROUP]



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"This deal is great for our customers, employees, suppliers and shareholders. By teaming with ASML, SVG gains the breadth and scope necessary to improve its economy of scale, optimize the efficiency of its manufacturing facilities, expand its product innovation efforts and provide professional growth opportunities for employees.

This merger fulfills our longstanding intention to have the size and resources necessary to meet the explosive growth in the semiconductor industry."

                                        Papken S. Der Torossian
                                        Chairman & CEO, SVG, Inc.


                                                          [SILICON VALLEY GROUP]



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                         STRATEGY BEHIND THE TRANSACTION

- This transaction will strengthen the position of both ASML and SVG in the increasingly competitive, global semiconductor industry. The transaction combines two leading imaging technology firms to create a premiere supplier of lithography, photoresist track and thermal technologies. The combination is a perfect strategic fit that will provide an opportunity for both companies to enhance their technological potential and leverage future R & D efforts in next generation technologies, which will require significant investments. This will translate into greater competitiveness for semi-conductor customers, more career opportunities for employees and significant value enhancement for both companies' shareholders.


                                                          [SILICON VALLEY GROUP]



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- The people who are focused on lithography will remain focused on lithography.
The other divisions will be managed separately, while optimizing the use of interfaces between all the divisions and taking advantage of cross-selling opportunities.

- As an integral offshoot of the lithography process, photoresist track is an extension of ASML's core competencies.


                                                          [SILICON VALLEY GROUP]



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- SVG's Thermal Systems Division is currently delivering thin film application solutions to its lithography division. ASML will explore how it can take advantage of these capabilities.

- We think that all the divisions of SVG are complementary and excellent extensions of ASML's business and have no plans to divest any of its businesses.


                                                          [SILICON VALLEY GROUP]



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- This is a perfect strategic fit that offers a number of advantages for ASML.
By acquiring SVG, ASML is able to extend its optics knowledge and improve its technological capability. ASML will also be able to expand its customer base in the U. S. marketplace, secure talented human resources, obtain technologically advanced manufacturing facilities, and benefit from SVG customer support network. In short, combining two market leaders strengthens and solidifies ASML's position as the premier supplier of imaging solutions for the US, Asian and European markets.


                                                          [SILICON VALLEY GROUP]



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- This merger is not about cost savings; it is about growth. Having said that, we may realize some cost savings from overhead, purchasing economies, demo applications and leveraged R & D expenditures.

- Mr. Doug Dunn will be the Chief Executive Officer of the company


                                                          [SILICON VALLEY GROUP]



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                              HUMAN RESOURCES Q & A

Q. HOW DOES THIS DEAL AFFECT EMPLOYEES?

A. One of the strategic rationales for this transaction was to gain the valuable talent of SVG employees. After the transaction closes, it is anticipated that ASML will provide benefits to SVG employees that are, in the aggregate, just as favorable as those they enjoy today. This merger may also provide employees with new and exciting career opportunities.


                                                          [SILICON VALLEY GROUP]



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Q. WILL ANY FACILITIES OF SVG BE CLOSED?

A. We are not planning to close any facilities and are, in fact, looking to expand our facilities.

Q. WHAT WILL HAPPEN DURING THE TRANSITION PERIOD?

A. Work needs to continue as usual. Because SVG will be a subsidiary and due to the complementary nature of our businesses, we expect the transition process to be smooth and seamless. During this process we will make every effort to ensure that employees are well informed and represented.


                                                          [SILICON VALLEY GROUP]



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Q. WILL THERE BE CHANGES TO CURRENT COMPENSATION OFFERINGS SUCH AS MERIT REVIEW
CYCLES, EMPLOYEE INCENTIVES AND BONUS SCHEMES?

A. There are no plans to make any immediate changes. We will be operating in a "business as usual" manner.


                                                          [SILICON VALLEY GROUP]



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Q. WILL THERE BE LAYOFFS?

A. We are not currently planning any layoffs. It is ASML's intent to grow the business. ASML's 1000 openings and SVG's 700+ represent expansion.

Q. WHAT WILL HAPPEN TO SVG'S CURRENT BENEFIT PROGRAMS?

A. There will be no immediate changes to existing plans at least until transition has been completed.


                                                          [SILICON VALLEY GROUP]